

March 20, 2012

Larry K. Harvey
Executive Vice President, Chief Financial Officer
Host Hotels & Resorts, Inc.
6903 Rockledge Drive, Suite 1500
Bethesda, Maryland 20817

> **Re: Host Hotels & Resorts, Inc.**
> **Form 10-K**
> **Filed February 22, 2012**
> **File No. 001-14625**
>
> **Host Hotels & Resorts, L.P.**
> **Form 10-K**
> **Filed February 22, 2012**
> **File No. 333-55807**

Dear Mr. Harvey:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of 2011 Operating Results, page 46

1. Please provide us with more information regarding the properties you have classified as comparable hotels. In your response, explain to us what you consider to be a large scale capital improvement, clarify for us when these properties are removed from the comparable hotels and when they are subsequently reclassified as comparable hotels. Given the major capital projects that were on-going at the Sheraton New York Hotel & Towers and the Philadelphia Marriott Downtown, explain to us why you have continued to classify these properties as comparable hotels.

Hotel Sales Overview, page 52

2. Please explain to us whether you considered the renovation of the Miami Biscayne Bay Marriott to be a large scale capital improvement. In your response tell us whether the property was considered to be a comparable hotel prior to the completion of the renovation, tell us the date that renovations were completed, and explain to us the impact that the ongoing renovation had on operations prior to completion.

Comparable Hotel Operating Statistics, page 80

3. We note that you have classified 104 of your 121 hotels as comparable hotels as of December 31, 2011. Please clarify for us which of your 17 hotels were considered to be non-comparable as of year end. In your response, tell us on a property by property basis why each hotel was not considered to be comparable. Additionally, explain to us any changes in hotels considered to be comparable from the December 31, 2010 to December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Robert Telewicz, Staff Accountant at (202)551-3438 or the undersigned at (202)551-3629 if you have questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief